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Exhibit 14

SEA CONTAINERS LTD.
(the "Company")

Code of Business Practices for
Principal Executive, Financial and Accounting Officers*

        The Company expects honest and ethical conduct from its principal executive officer, principal financial officer and principal accounting officer, or the persons performing similar functions (collectively "Principal Officers"). Their full compliance with this Code is mandatory. In accordance with the rules of the U.S. Securities and Exchange Commission, any amendment to this Code, or waiver under it, must be immediately publicly disclosed.

Conflicts of Interest

The Principal Officers must avoid any personal activity, investment or association that interferes, might interfere, or might appear to interfere, with the independent exercise of good judgment in the Company's best interests. The Principal Officers may not exploit their position or relationship with the Company for personal gain. If a business relationship exists between the Company and a Principal Officer, it must be on an arms-length basis and be subject to review by the Board of Directors. There may be a conflict of interest if a Principal Officer:

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  causes the Company to engage in business transactions with relatives or friends;

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  receives a loan, or guarantee of obligations, from a third party as a result of the Principal Officer's position in the Company; or

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  competes or prepares to compete with the Company while still employed by the Company.

If a Principal Officer has a concern about any particular situation, it should be brought promptly to the attention of the Board of Directors or its Audit Committee.

Accurate Periodic Reports

Full, fair, accurate, timely and understandable disclosures in the Company's reports and other documents filed with the U.S. Securities and Exchange Commission and in other public communications by the Company, are legally required and are important for the success of the Company's business. The Principal Officers must exercise high standards of care in preparing these reports and communications in accordance with the following guidelines:

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  All Company accounting records, as well as reports produced from those records, must be in accordance with the laws of each applicable jurisdiction.

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  All records must fairly and accurately reflect the transactions or occurrences to which they relate.

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  All records must fairly and accurately reflect, in reasonable detail, the Company's assets, liabilities, revenues and expenses.

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  The Company's accounting records must not contain any false or intentionally misleading entries.

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  No transactions should be intentionally misclassified as to accounts or accounting periods.

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  All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

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  No information should be concealed from the Company's independent auditor.

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  Compliance with the Company's system of internal accounting controls is required.

Compliance and Accountability

The Principal Officers are expected to comply with both the letter and spirit of all applicable governmental laws, rules and regulations.

If a Principal Officer fails to comply with this Code, and/or with any applicable laws, he or she will be subject to disciplinary measures, up to and including dismissal from the Company.

Reporting Violations

Any violation or potential violation of this Code or any concern about the Code's application in any particular situation must be promptly reported to the Board of Directors or its Audit Committee. The contact person is Robert M. Riggs.

*
As adopted by the Board of Directors on October 13, 2003.

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  Exhibit 14
SEA CONTAINERS LTD. (the "Company")
Code of Business Practices for Principal Executive, Financial and Accounting Officers